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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                (Amendment No. 7)
                    Under the Securities Exchange Act of 1934

                                   ----------

                                DANA CORPORATION

                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share

                         (Title of Class of Securities)

                                    235811106

                                 (CUSIP Number)

                                   ----------

                                 with copies to:

                                   Ken Maiman
                            Appaloosa Management L.P.
                                 26 Main Street
                                Chatham, NJ 07928
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)

                                 October 4, 2007
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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                                   Page 1 of 9

-------------------                                          -------------------
CUSIP No. 235811106                    13D
-------------------                                          -------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Investment Limited Partnership I

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
----- --------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
 3    SEC USE ONLY
----- --------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   [ ]
----- --------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
----- --------------------------------------------------------------------------
 NUMBER OF SHARES      7     SOLE VOTING POWER
BENEFICIALLY OWNED           0
BY EACH REPORTING      ----- ---------------------------------------------------
  PERSON WITH          8     SHARED VOTING POWER
                             11,992,500
                       ----- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             0
                       ----- ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             11,992,500
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,992,500
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.98%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                    13D
-------------------                                          -------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Palomino Fund Ltd.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                      [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
----- --------------------------------------------------------------------------
  NUMBER OF SHARES     7     SOLE VOTING POWER
BENEFICIALLY OWNED BY        0
  EACH REPORTING       ----- ---------------------------------------------------
    PERSON WITH        8     SHARED VOTING POWER
                             10,507,500
                       ----- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             0
                       ----- ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             10,507,500
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,507,500
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.00%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
----- --------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                    13D
-------------------                                          -------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Management L.P.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                      [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
----- --------------------------------------------------------------------------
  NUMBER OF SHARES     7     SOLE VOTING POWER
BENEFICIALLY OWNED BY        0
   EACH REPORTING      ----- ---------------------------------------------------
    PERSON WITH        8     SHARED VOTING POWER
                             22,500,000
                       ----- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             0
                       ----- ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             22,500,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,500,000
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.98%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----- --------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                    13D
-------------------                                          -------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Appaloosa Partners Inc.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                      [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
----- --------------------------------------------------------------------------
  NUMBER OF SHARES     7     SOLE VOTING POWER
BENEFICIALLY OWNED BY        0
   EACH REPORTING      ----- ---------------------------------------------------
    PERSON WITH        8     SHARED VOTING POWER
                             22,500,000
                       ----- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             0
                       ----- ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             22,500,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,500,000
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.98%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
----- --------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP No. 235811106                    13D
-------------------                                          -------------------

----- --------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      David A. Tepper

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY
----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                      [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
----- --------------------------------------------------------------------------
   NUMBER OF SHARES    7     SOLE VOTING POWER
BENEFICIALLY OWNED BY        0
    EACH REPORTING     ----- ---------------------------------------------------
     PERSON WITH       8     SHARED VOTING POWER
                             22,500,000
                       ----- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
                             0
                       ----- ---------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             22,500,000
----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,500,000
----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]
----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.98%
----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
----- --------------------------------------------------------------------------

     This Amendment No. 7 (this "Amendment") to the Schedule 13D filed on June 22, 2007 by the Reporting Persons, as amended by Amendment No. 1 thereto filed on June 29, 2007, by Amendment No. 2 thereto filed on July 19, 2007, by Amendment No. 3 thereto filed on July 23, 2007, by Amendment No. 4 thereto filed on July 26, 2007, by Amendment No. 5 thereto filed on August 22, 2007, and by Amendment No. 6 thereto filed on September 25, 2007 (as so amended, the "Schedule 13D") relates to the Common Stock of the Issuer and is being filed to amend the Schedule 13D as specifically set forth below.

     The information set forth in the Exhibit to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibit. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

ITEM 4. IS AMENDED BY ADDING THE FOLLOWING:

     On October 4, 2007, AMLP delivered a letter to the Board in reference to the Final Proposal and related documentation submitted to the Issuer on September 21, 2007. A copy of that letter is filed with this Amendment No. 7 as
Exhibit 16 to the Schedule 13D.

     While the Reporting Persons do not have any current plans or proposals, except as otherwise described in the Schedule 13D or in the Exhibit to this Amendment, which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing, but subject to the terms of applicable court orders, restrictions and agreements and to any limitations imposed by applicable law, including the Exchange Act, each of the Reporting Persons (and their respective affiliates) may (i) purchase additional shares of Common Stock or other securities of or claims against the Issuer, (ii) sell or transfer shares of Common Stock or other securities or claims beneficially owned by it or him from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities or claims owned by such Reporting Persons. The Reporting Persons may seek the views of, hold discussions with, or respond to inquiries from members of the Issuer's management or Board of Directors or other persons including other stockholders, or holders of claims in the Issuer's bankruptcy proceedings, regarding the Issuer's affairs, restructuring or other strategic matters.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is supplemented as follows:

EXHIBIT NO.   DESCRIPTION
-----------   ------------------------------------------------------------------
    16        Letter from Appaloosa Management L.P. to the Board of Directors of
              Dana Corporation, dated October 4, 2007.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2007

                                      APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

                                      By: APPALOOSA MANAGEMENT L.P.,
                                          Its General Partner

                                      By: APPALOOSA PARTNERS INC.,
                                          Its General Partner


                                      By: /s/ David A. Tepper
                                          --------------------------------------
                                      Name: David A. Tepper
                                      Title: President

                                      PALOMINO FUND LTD.

                                      By: APPALOOSA MANAGEMENT L.P.,
                                          Its Investment Adviser

                                      By: APPALOOSA PARTNERS INC.,
                                          Its General Partner


                                      By: /s/ David A. Tepper
                                          --------------------------------------
                                      Name: David A. Tepper
                                      Title: President

                                      APPALOOSA MANAGEMENT L.P.

                                      By: APPALOOSA PARTNERS INC.,
                                          Its General Partner


                                      By: /s/ David A. Tepper
                                          --------------------------------------
                                      Name: David A. Tepper
                                      Title: President

                                      APPALOOSA PARTNERS INC.


                                      By: /s/ David A. Tepper
                                          --------------------------------------
                                      Name: David A. Tepper
                                      Title: President


                                      /s/ David A. Tepper
                                      ------------------------------------------
                                      David A. Tepper

                                   Page 9 of 9